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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 7, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT


                    MERANT Announces Third Quarter Estimates

www.merant.com - February 7, 2000 - MERANT (Nasdaq National Market (NNM): MRNT; London Stock Exchange (LSE): MRN), today announced preliminary revenue and earnings estimates for its third fiscal quarter ended January 31, 2000.

For the third quarter, revenues are estimated to be in the range of $87 million to $89 million under U.S. generally accepted accounting principles (or "GAAP"). Net diluted earnings for the third quarter excluding goodwill charges are estimated to be $0.08 to $0.12 per American Depositary Share (ADS). The above earnings estimates are before a goodwill charge of $0.07 per ADS.

Under U.K. GAAP, revenues are estimated to be in the range of GBP 53.5 million to GBP 55 million for the quarter ended January 31, 2000. Earnings per ordinary share before amortization of goodwill are estimated to be in the range of 0.5 to
1.5 pence.

During the third quarter, expected transactions with a value of approximately $8 million, or GBP 5 million, were delayed. Although products had been delivered to customers in the third quarter for these transactions, executed contracts were not returned by the end of the quarter. Under MERANT's revenue recognition policies, these transactions were not able to be included as revenue for the third quarter. MERANT expects to complete many of the delayed transactions in the fourth quarter. The extreme weather conditions in the later part of January on the east coast of the United States contributed to some of the delays.

"A relatively high percentage of the company's operating expense is fixed over the short-term," said Ken Sexton, MERANT's chief financial officer. "So a delay in anticipated orders has an adverse effect on operating results and was the major reason for our earnings estimates being below consensus estimates."

Commenting on MERANT's performance, president and chief executive officer, Gary Greenfield, said "We remain positive about MERANT's future business prospects and anticipate overall fourth quarter growth in our business, driven by our non-Year 2000 solutions. We firmly believe our strategy of positioning MERANT as a leading e-business solutions provider is the right one for our customers and our shareholders."

MERANT has scheduled a conference call today at 9:00 am EST to discuss preliminary estimates for third quarter. Those interested in participating in today's conference call should reference MERANT's web site at http://www.merant.com. The company plans to announce full financial results for the third fiscal quarter on February 17, 2000.

About  MERANT
Founded in 1976, MERANT is a leader in Enterprise Application Development, providing the products, people and processes to accelerate the customer's business through the application of innovative information technology. The
MERANT Egility (TM) framework empowers organizations to transform their enterprise applications for the changing technology and business requirements of the e-business environment, manage the application development process, and provide integrated data connectivity across the enterprise, from the mainframe to the Internet. A global organization with approximately $370 million in annual revenues and nearly 2,000 employees, MERANT has approximately 500 technology partners and more than 5 million licenses at over 35,000 customer sites - including the entire Fortune 100 and the majority of the Global 500. For additional information on MERANT and its solutions, visit the MERANT web site at http://www.merant.com.

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Forward-Looking  Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, prospects and growth, as well as the completion of delayed transactions in MERANT's fourth fiscal quarter. These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by the forward-looking statements made herein. The financial results indicated in this announcement are preliminary estimates only. The final financial results that will be reported by MERANT for the third fiscal quarter are subject to further review of the revenue recognized and expenses incurred in the quarter for consistency with MERANT's accounting policies and GAAP. These final financial results may not fall within the ranges indicated above and could differ materially. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. Factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in net revenue which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in underlying technology standards coming into use, the market acceptance of MERANT's e-business solutions and e-business solutions generally, and the effect of competitors' efforts to enter MERANT's markets. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999 and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999 and October 31, 1999, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Trademark  Notice
MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.

/CONTACT: Ken Sexton, Chief Financial Officer, Ken.Sexton@merant.com, or Larry De'Ath, VP, Investor Relations, Larry.Death@merant.com, both of MERANT, 301-838-5228; or Sylvia Dresner or Vicki Weiner, both of VMW Corporate & Investor Relations for MERANT, 212-616-6161, or Info@vmwcom.com,; or Giles Sanderson or Edward Bridges, or Edward.Bridges@fd.com, both of Financial Dynamics for MERANT, +44-171-831-3113/

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      MERANT plc
                                      (Registrant)


Date:  February 7, 2000           By: /s/ Kenneth A. Sexton
                                      ---------------------------------------
                                      Kenneth A. Sexton
                                      Chief Financial Officer